September 27, 2018

Brian Curci
General Counsel
NRG ENERGY, INC.
804 Carnegie Center
Princeton, New Jersey 08540

       Re: NRG ENERGY, INC.
           Registration Statement on Form S-4
           Filed September 24, 2018
           File No. 333-227503

Dear Mr. Curci:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Danilo Castelli at (202)551-6521 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products